

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10015696

27 April 2010

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAY 10 2010
WASH., D.C.
193
SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

dw 5/13



Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Woodside farms into WA-389-P

Cue Energy Resources Ltd is pleased to announce that Woodside Energy Ltd has agreed to farm into Cue's 100% interest WA-389-P permit in the offshore Carnarvon Basin of Western Australia.

The WA-389-P permit contains the Caterina prospect and several other prospects that have the potential to contain multi trillion cubic feet volumes of natural gas.

Woodside will obtain a 65% interest in the permit by committing to;

(a) Pay Cue's back costs to US$5 million.
(b) Paying 100% of the cost of acquiring 1440 km^2 of new 3D seismic data.
(c) Paying 100% of the cost of reprocessing existing 3D seismic surveys and merging these data with the new data.
(d) Paying 100% of the cost of the first exploration well in the permit.

Woodside will become the operator for the permit.

The farmin is conditional on completion of farmin documentation and receipt of appropriate government approvals.

Cue comment:
"Cue is pleased to have Woodside farmin to the WA-389-P permit as it has very extensive experience in the area and is uniquely positioned to undertake early drilling and hence to monetize a consequent discovery" said Cue's Chief Executive Officer Bob Coppin.

Participants in the permit post finalization of the farmin will be:

Woodside Energy Ltd *(or its affiliate)*	65% (Operator)
Cue Exploration Pty Ltd *(a 100% own affiliate of Cue Energy Resources Ltd)*	35%

* *map of Carnarvon Basin and WA-389-P attached*

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

27 April 2010


LEGEND
Oil Field
Gas Field
Cue Operated Permit
Cue Non-Operated Permit
Caterina prospect
WA-389-P
Rose 3D and 2D seismic survey
WA-409-P
WA-359-P
Artemis prospect
WA-361-P
WA-360-P
Planned Wheatstone development
NWSV Existing LNG
Pluto LNG
Gorgon LNG
0
50 km

Map 1 – Carnarvon Basin Permits


WA-389-P
Rose 3D survey
Ezard
Donovans
The Point
Caterina
Movida
Rockpool
Intimo
Scale 10km

Map 2 – WA-389-P Prospects & Leads